The EMI *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 FEB -1 AM 8:12

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail


02002858

4th January, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd January 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 3rd January 2002, confirming that Mr Alain Levy, a Director of EMI Group plc, had been granted, under the EMI Group 1995 Executive Share Option Scheme, an option over 2,000,000 EMI Group plc Ordinary Shares; and,

(b) an announcement dated 4th January 2002, confirming the purchase today by Ilchester Investments Ltd, a company controlled by Mr Alain Levy, a Director of EMI Group plc, of 500,000 EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

BY THE INTERNET

Company Announcements Office,
London Stock Exchange.

3rd January 2002.

AVS Security No: 148305

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that under the terms of his service contract, and as indicated in an announcement made on 15th October 2001, Mr Alain Levy, a Director of EMI Group plc, has today been granted, under the EMI Group 1995 Executive Share Option Scheme, an option over 2,000,000 EMI Group plc Ordinary Shares at an exercise price of 357.3p per share. The option granted today may not, under the current rules of the Option Scheme, be exercised earlier than three years after the date of grant and may not ordinarily then be exercised unless certain performance conditions, based on growth in the Company's earnings per share, are achieved.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

BY THE INTERNET

Company Announcements Office,
London Stock Exchange.

4th January 2002.

AVS Security No: 840939

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that Mr Alain Levy, a Director of the Company, has today informed the Company that Ilchester Investments Ltd, a company controlled by Mr Levy and other members of his family, purchased today 500,000 EMI Group plc Ordinary Shares of 14p each at a price of 370.9437p per Ordinary Share.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary